                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT


                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark one)

 X     Annual Report pursuant to 15(d) of the Securities Exchange Act of 1934
----   (Fee required)

       For the fiscal year ended December 31, 2000.

                                       OR

       Transition report pursuant to Section 15(d) of the Securities Exchange
----   Act of 1934 (No fee required)

       For the transition period from                to
                                      --------------    -------------

       Commission file number 1-8864.

       A.  Full title of the Plan:

           USG CORPORATION INVESTMENT PLAN (Formerly USG CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)

       B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

           USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO, ILLINOIS  60606

                              REQUIRED INFORMATION


Financial Statements:

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA attached hereto, including a Consent of Independent Public Auditors with respect to Form S-8 for 2000.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                         USG CORPORATION INVESTMENT PLAN



                                         By: /s/ Peter K. Maitland
                                            -------------------------------
                                            Peter K. Maitland
                                            Secretary of Pension and Investment
                                            Committee


Date: March 30, 2001

                                 USG CORPORATION
                                 INVESTMENT PLAN


                                REPORT ON AUDITED
                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                TABLE OF CONTENTS


                                                                PAGE
                                                                ----

  INDEPENDENT AUDITORS' REPORT                                    1

  FINANCIAL STATEMENTS:

     Statements of Net Assets Available
       for Benefits                                               2

     Statements of Changes in Net Assets
       Available for Benefits                                     3

     Notes to Financial Statements                                4


  SUPPLEMENTAL SCHEDULES:

      I.  Schedule of Investments Held
            at Year End                                          11

     II.  Schedule of Reportable Transactions                    12

                          [HILL, TAYLOR LLC LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT

PENSION AND INVESTMENT COMMITTEE
USG CORPORATION


We have audited the accompanying statements of net assets available for benefits of the USG Corporation Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 2000, and reportable transactions for the year ended December 31, 2000, are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




March 12, 2001

                         USG CORPORATION INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999


                                                    2000               1999
                                                ------------        ------------

ASSETS:

    Investments, at market
                                                $371,130,738        $388,432,770
                                                ------------        ------------
    Receivables:
        Employer contributions
           receivable                                     --          17,680,587
        Employee loans
           receivable                             22,588,852          20,213,688

    Interest and
        dividends receivable                         797,602              83,928
                                                ------------        ------------

    Total Receivables                             23,386,454          37,978,203
                                                ------------        ------------

  Total Assets                                   394,517,192         426,410,973
                                                ------------        ------------
LIABILITIES:

    Pending transactions due
        to loans                                          --              14,347

    Accrued administrative
        fees                                         140,848              74,600
                                                ------------        ------------

  Total Liabilities                                  140,848              88,947
                                                ------------        ------------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                            $394,376,344        $426,322,026
                                                ============        ============




The accompanying notes to financial statements are an integral part of these statements.

                         USG CORPORATION INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                      2000           1999
                                                 -------------   -------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year                            $ 426,322,026   $ 346,618,206
                                                 -------------   -------------
ADD (DEDUCT);

    Corporation contributions                        5,504,242      22,731,532

    Employee contributions                          32,952,895      30,337,373
                                                 -------------   -------------
                                                    38,457,137      53,068,905
                                                 -------------   -------------
    Income from investments:
      Dividend income                                2,704,931       3,907,453
      Interest income                               11,152,908       9,931,703
      Realized gain (loss) on
        sale of investments                          1,682,956      11,556,860
      Unrealized appreciation (depreciation)
         for the year                              (47,319,972)     22,582,166
                                                 -------------   -------------

                                                   (31,779,177)     47,978,182
                                                 -------------   -------------
    Benefit payments and
      participant withdrawals                      (37,925,575)    (20,808,916)

    Administrative expenses                           (698,067)       (534,351)
                                                 -------------   -------------
Net increase (decrease) in
     assets during the year                        (31,945,682)     79,703,820
                                                 -------------   -------------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                             $ 394,376,344   $ 426,322,026
                                                 =============   =============


The accompanying notes to financial statements are an integral part of these statements.

                                 USG CORPORATION
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



1.  DESCRIPTION OF THE PLAN

         The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 ("The Plan"), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. The Plan was subsequently amended and completely restated effective as of January 1, 1989 and most recently as of July 1, 1997 ("restated Plan"). The amendments and restatements incorporate all prior amendments to the Plan and make changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees and change the name of the Plan to the USG Corporation Investment Plan, effective January 1, 1989; and to implement the daily valuation of investments in the participants' accounts at fair market value on each business day effective July 1, 1997.

         The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

         The Plan provides, among other things, that participants may contribute up to 15% (9% for highly compensated employees) of their eligible pay to the Plan through payroll deductions on a before-tax basis during the year effective January 1, 1998, 12% from July 1, 1997 to December 31, 1997, 9% from January 1, 1989 to June 30, 1997, 15% from October 1, 1985 to December 31, 1988 and 12% prior to October 15, 1985. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant's and the Corporation's contributions. The Plan requires completion of five years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's retirement, disability, or death.

         Employee contributions are invested by the Trustee in any one or a combination of eight funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's 500 Composite Stock Price Index (Equity Index Fund), (c) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), (d) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund), (e) a small cap equity fund which seeks maximum long-term growth of capital by investing in common stock of rapidly growing U.S. companies with market capitalization of less than $1 billion at the time of initial investment (Small Cap Equity Fund), (f) an international equity fund which seeks long-term capital appreciation through investments in common stock of established non-U.S.

         companies (International Equity Fund), (g) a bond fund which seeks to provide current income and preservation of capital by investing in investment grade corporate debt securities, government bonds and mortgages in both U.S. and foreign markets, (Bond Fund) or (h) a managed separate account which seeks to preserve principal and income while maximizing current income by investing in a diversified pool of Guaranteed Investment Contracts (GICs), separate account GICs, synthetic GICs or Structured Investment Contracts (SICs) and Bank Investment Contracts (BICs) of varying maturity, size and yield (Stable Value Fund).

         The Equity Index Fund is invested in the Vanguard Institutional Index Fund.

         The Balanced Fund is invested in the Fidelity Puritan Fund.

         The Growth Fund is invested in the American Express/IDS New Dimensions Fund - Class Y.

         The Small Cap Equity Fund is invested in the Franklin Small Cap Growth Fund - Class A.

         The International Equity Fund is invested in the Templeton Foreign Fund - Class A.

         The Bond Fund is invested in the PIMCO Total Return Fund - Institutional Class.

         The Stable Value Fund is managed by PRIMCO Capital Management. At December 31, 2000, the Stable Value Fund was primarily composed of group annuity contracts maintained by banks and insurance companies.

         Participants may elect to have their contributions invested in 1% increments in any fund or combination of funds and to change their contribution rate, suspend or resume their contributions, change their investment allocations, transfer their investments from one fund to another and apply for a loan by calling the USG Investment Plan Connection, an automated telephone service, on any day. Certain Executive officers of the Corporation must pre-clear any transfer in or out of the USG Common Stock Fund with the USG Corporate Secretary.

         The Corporation made a regular 25% matching contribution up to the first 6% of the participants' eligible pay contributed to the Plan, credited to the participants' accounts each pay period during 1999 and 2000. In addition, the Corporation also made an annual profit sharing matching contribution on up to 9% of the participants' eligible pay contributed to the Plan based on 1999 achievement of at least 80% of the corporate consolidated earnings goal for the plan year.

         The Plan was amended effective January 1, 1999 to provide for immediate eligibility and enrollment to join the Plan for newly hired employees and current employees who are in their one year waiting period as of January 1, 1999, unless the employee elects not to join the Plan.

         The fifth amendment to the Plan, effective November 8, 2000, does not allow additional participant or employer contributions to the USG Common Stock Fund. The amendment also does not allow the transfer of any portion of a participant's interest from any other fund into the USG Common Stock Fund.

         If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in short-term investment funds and any earnings in the fund are credited to the participants' accounts.

         The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

         The Plan is administered by the Pension and Investment Committee, which consists of five members appointed by the Corporation. Administrative expenses and other fees of the Plan are shared by the Corporation and the participants.

         At December 31, 2000 and 1999, there were approximately 12,655 and 12,342 participants in the Plan, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The financial statements of the Plan are prepared under the accrual method of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the financial statements to accrue for the portion of annual contributions unpaid at year-end.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         The Plan's investments are stated at market value except for its group annuity contracts with insurance companies, which are valued at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers. Market value and cost are equal for the group annuity contracts and short-term investments. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Unrealized appreciation or depreciation of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

         The guaranteed investment contracts in the Stable Value Fund earned guaranteed interest at rates varying from 5.12% to 7.47% at December 31, 2000. The rates for 1999 ranged from 4.92% to 6.90%. The guaranteed investment contracts earnings are calculated net of administrative fees.

         For the USG Common Stock Fund, cost was $34,179,765 and $53,574,063 as of December 31, 2000 and 1999, respectively. For the Equity Index Fund, market value exceeded cost by $17,606,486 and $33,320,876 at December 31, 2000, and 1999, respectively. For the Balanced Fund, market value exceeded cost by $213,958 and $479,518 at December 31, 2000, and 1999, respectively. For the Growth Fund, market value exceeded cost by $3,079,952 and $19,983,844 at December 31, 2000, and 1999,
         respectively. For the Small Cap Equity Fund, cost exceeded market value at December 31, 2000 by $2,749,597, and market value exceeded cost by $7,088,610 at December 31, 1999. Market value exceeded cost for the International Equity Fund at December 31, 2000 and 1999 by $39,084 and $585,687, respectively. For the Bond Fund, market value exceeded cost by $184,474 at December 31, 2000 and cost exceeded market value by $203,910 at December 31, 1999.

         Pending transactions due to loans represent reconciliations of the loan amounts between the Trustee and recordkeeper at year-end, which will be posted to the Trustee's records in the subsequent year.

         Benefits are recorded when paid.


3. TAX STATUS

         The Plan, as amended and restated, effective July 1, 1997, meets the requirements of Section 401(a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501(a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.


4. EMPLOYER CONTRIBUTIONS

         The Corporation will make a formula matching contribution with respect to each eligible participant only if at least 80% of the Corporation's consolidated earnings goal is met.

         The Corporation formula matching contribution schedule was changed for the 1995 Plan year. Beginning January 1, 1995, each 1% increase in goal attainment from 80% to 100% of goal results in a corresponding 1.5% increase in the profit sharing match, starting at a 10% match with the attainment of 80% of earnings goal. Each 1% increase in goal attainment from 100% to 140% of goal will result in a 1% increase in the profit sharing match, starting from a 40% match with attainment of 100% of goal earnings. And each 1% increase in goal attainment above 140% results in a 2% increase in the profit sharing match, starting from 80% matching with attainment of 140% of goal earnings.

         Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay administrative expenses and other fees of the plan and are held in the Forfeiture Cash Account.

5. DISTRIBUTION ON TERMINATION OF THE PLAN

         In the event of any termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6. INVESTMENTS

         The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 2000 and 1999:


                                                        DECEMBER 31, 2000                                DECEMBER 31, 1999
                                                        -----------------                                -----------------
                                                                            NET                                            NET
                                                                        APPRECIATION                                   APPRECIATION
                                                   FAIR                (DEPRECIATION)              FAIR               (DEPRECIATION)
                                                   VALUE               IN FAIR VALUE               VALUE              IN FAIR VALUE
                                               -------------           -------------           -------------          -------------
Common Stock:

USG Common
   Stock                                       $  18,538,808           ($ 27,883,642)          $  41,824,663          ($  2,375,345)
                                               -------------           -------------           -------------          -------------
Mutual Funds:

   Vanguard Index
      Trust                                       72,420,062              (8,188,941)             83,214,189             13,484,628
   Fidelity Puritan
      Fund                                        24,502,444                 938,107              20,897,409               (300,641)
   AXP New Dimensions
      Fund                                        61,442,345              (6,009,240)             64,363,112             14,290,871
   Franklin Small Cap
      Growth Fund                                 25,440,138              (4,410,736)             19,154,114              8,128,960
   Templeton Foreign
      Fund                                         6,912,410                (351,658)              6,094,843              1,219,397
    PIMCO Total Return
      Fund                                         6,965,732                 269,094               4,445,160               (308,844)
                                               -------------           -------------           -------------          -------------

                                                 197,683,131             (17,753,374)            198,168,827             36,514,371
                                               =============           =============           =============          =============
Mortgages, Notes
  Contracts                                      147,903,242                      --             128,345,349                     --
Collective Short-Term
  Investment Fund                                  7,005,557                      --              20,093,931                     --
                                               -------------           -------------           -------------          -------------
TOTAL
INVESTMENTS                                    $ 371,130,738           ($ 45,637,016)          $ 388,432,770          $  34,139,026
                                               =============           =============           =============          =============



All investments in the Plan are participant-directed investments.

At December 31, 2000 and 1999, the following investments (participant-directed) exceeded 5% of the net assets available for the Plan benefits:

                                                 2000             1999
                                             -----------       -----------

USG Corporation Common Stock                 $18,538,808       $41,824,663

Allstate Insurance Company
  Contract 77032                              21,995,442        24,052,589

UBS, 5021                                     22,874,806        19,648,352

Vanguard Index Trust                          72,420,062        83,214,189

AXP New Dimension Fund                        61,442,345        64,363,112

Fidelity Puritan Fund                         24,502,444        20,897,409

Franklin Small Cap Growth Fund                25,440,138        19,154,114


7. PARTICIPANT LOANS

Effective October 1, 1993, and as revised on July 1, 1997, a participant can obtain loans from the Plan. Under the Plan's loan provisions, the maximum loan allowable is one half of a participant's vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $1 increments. A participant must have a vested account balance of at least $2,000 before he or she can apply for a loan. The Plan restricts the participant to no more than two loans outstanding at a time. Most loans can be repaid by the participant over a five-year period, or sooner, in full, with interest at the prime rate in effect at the time of requesting the loan. A residential loan can be repaid over a period of up to 30 years. Default on a loan by a participant is treated as a hardship withdrawal and subject to IRS penalties.

                                                                      SCHEDULE I
                                 USG CORPORATION
                                 INVESTMENT PLAN

                    SCHEDULE OF INVESTMENTS HELD AT YEAR END
                                DECEMBER 31, 2000


                                                      PRINCIPAL
                                                   AMOUNT/NUMBER OF                                       FAIR
                                                        SHARES                   COST                     VALUE
                                                   ----------------           -----------              -----------
COMMON STOCK
 USG Corporation                                          823,947             $ 34,179,765             $ 18,538,808
 Vanguard Index Trust                                     599,901               54,813,576               72,420,062
 Fidelity Puritan Fund                                  1,301,245               24,288,486               24,502,444
 AXP New Dimensions Fund                                2,114,327               58,362,393               61,442,345
 Franklin Small Cap
   Growth Fund                                            646,838               28,189,735               25,440,138
 Templeton Foreign Fund                                   668,512                6,873,326                6,912,410
                                                     ------------             ------------             ------------
    TOTAL COMMON STOCK                                                         206,707,281              209,256,207
                                                                              ============             ============
CORPORATE BONDS
 PIMCO Total Return Fund                                  670,427                6,781,258                6,965,732
                                                     ============             ============             ============
CONTRACTS
 Aetna Life & Casualty
   Company,  GAC 14621                               $  3,624,162                3,624,162                3,624,162
 Allstate,  SA 31090                                 $  2,092,197                2,092,197                2,092,197
 Allstate,  77032                                    $ 21,995,442               21,995,442               21,995,442
 Bank of America,  99-061                            $  8,015,185                8,015,185                8,015,185
 Caisse des Deposts,  1077-01                        $ 13,192,816               13,192,816               13,192,816
 Chase,  401748                                      $  1,102,924                1,102,924                1,102,924
 GE Life & Annuity,  GS3389                          $  3,202,602                3,202,602                3,202,602
 John Hancock Mutual Life
   Insurance Co.,  GAC 8396-1                        $  6,058,141                6,058,141                6,058,141
 John Hancock Mutual Life
   Insurance Co.,  GAC 9532                          $ 12,667,035               12,667,035               12,667,035
 Metropolitan Life,  25287                           $  4,294,016                4,294,016                4,294,016
 Monumental Life Insurance
   Company,  MDA0158FR                               $  3,183,001                3,183,001                3,183,001
 Monumental Life Insurance
   Company,  00232TR                                 $  1,117,294                1,117,294                1,117,294
 Monumental Life Insurance
   Company,  00218TR                                 $  8,472,652                8,472,652                8,472,652
 Monumental Life Insurance
   Company,  00246TR                                 $ 11,981,091               11,981,091               11,981,091
 Prudential,  10092-211                              $  3,013,915                3,013,915                3,013,915
 State Street Bank & Trust
   Contract 98203                                    $  2,244,874                2,244,874                2,244,874
 State Street Bank & Trust
   Contract 99010                                    $ 18,771,089               18,771,089               18,771,089
 UBS,  5021                                          $ 22,874,806               22,874,806               22,874,806
                                                     ------------             ------------             ------------
    TOTAL CONTRACTS                                  $147,903,242              147,903,242              147,903,242
                                                     ============             ============             ============
SHORT-TERM INVESTMENTS
 Collective Short-Term
   Investment Fund                                   $  7,005,557                7,005,557                7,005,557
                                                                              ============             ============
    TOTAL INVESTMENTS                                                         $368,397,338             $371,130,738
                                                                              ============             ============

                                                                     SCHEDULE II


                                 USG CORPORATION
                                 INVESTMENT PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000



SERIES OF TRANSACTIONS IN THE SAME SECURITY:



                     TOTAL         COST        TOTAL       CURRENT
  DESCRIPTION OF   NUMBER OF        OF       NUMBER OF     VALUE OF
     SECURITY      PURCHASES       ASSET       SALES        SALES
  --------------   ---------      -------    ---------     --------

       None